UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

090655101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 090655101

1	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Westbury (Bermuda) Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 2,115,000
	6.	Shared voting power -0-
	7.	Sole dispositive power 2,115,000
	8.	Shared dispositive power -0-
9	Aggregate amount beneficially owned by each reporting person 2,115,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 12.3%[1]
12	Type of reporting person CO

1.	Based on 17,159,778 shares of common stock outstanding as of November 14, 2013, as reported in the BioRestorative
Therapies, Inc. Form 10-Q filed with the Securities and Exchange Commission on November 19, 2013.

CUSIP No. 090655101

1	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Westbury Trust
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 2,115,000
	6.	Shared voting power -0-
	7.	Sole dispositive power 2,115,000
	8.	Shared dispositive power -0-
9	Aggregate amount beneficially owned by each reporting person 2,115,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 12.3%[1]
12	Type of reporting person OO

1.	Based on 17,159,778 shares of common stock outstanding as of November 14, 2013, as reported in the BioRestorative
Therapies, Inc. Form 10-Q filed with the Securities and Exchange Commission on November 19, 2013.

Amendment No. 2 to Schedule 13G

Item 1(a).	Name of Issuer:

      BioRestorative Therapies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

      555 Heritage Drive

      Jupiter, Florida 33458

Item 2(a).	Names of Persons Filing:

      This Schedule 13G is being filed jointly by Westbury (Bermuda) Ltd. and Westbury Trust (the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address for both of the Reporting Persons is as follows:

      Victoria Hall

      11 Victoria St.

      P.O. Box HM 1065

      Hamilton, HMEX Bermuda

Item 2(c).	Citizenship:

The citizenship of both of the Reporting Persons is as follows:

      Bermuda

Item 2(d).	Title of Class of Securities:

      Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

      090655101

Item 3.	Type of Reporting Person:

      Not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned by the Reporting Persons:

      2,115,000 shares of the Issuer’s Common Stock. The securities subject to this amended Schedule 13G are owned directly by       Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust.

Item 4(b).	Percent of Class Owned by the Reporting Persons:

      12.3%

Item 4(c).	Number of shares as to which such Reporting Persons have:

  (i)      sole power to vote or to direct the vote: 2,115,000

  (ii)     shared power to vote or to direct the vote: -0-

  (iii)    sole power to dispose or to direct the disposition of: 2,115,000

  (iv)    shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

      Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

      As disclosed in Item 4(a) above, the securities subject to this amended Schedule 13G are owned directly by Westbury       (Bermuda) Ltd., which is 100% owned by Westbury Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holdings Company or Control Person

      Not Applicable.

Item 8.	Identification and Classification of Members of the Group

      Not Applicable.

Item 9.	Notice of Dissolution of Group

      Not Applicable.

Item 10.	Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014	WESTBURY (BERMUDA) LTD.

	By:	/s/ Jim Watt
	Name:	Jim Watt
	Title:	President

February 13, 2014	WESTBURY TRUST

	By:	/s/ Jim Watt
	Name:	Jim Watt
	Title:	Trustee